Exhibit 99.2

Li Auto Inc. Announces Unaudited First Quarter 2022 Financial Results

Quarterly total revenues reached RMB9.56 billion (US$1.51 billion)1

Quarterly deliveries reached 31,716 vehicles

Quarterly gross margin reached 22.6%

BEIJING, China, May 10, 2022 — Li Auto Inc. ("Li Auto" or the "Company") (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended March 31, 2022.

Operating Highlights for the First Quarter of 2022

•	Deliveries of Li ONE were 31,716 vehicles in the first quarter of 2022, representing a 152.1% year-over-year increase.

	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Deliveries	31,716	35,221	25,116	17,575

	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Deliveries	12,579	14,464	8,660	6,604

•	As of March 31, 2022, the Company had 217 retail stores covering 102 cities, as well as 287 servicing centers and Li Auto-authorized body and paint shops operating in 211 cities.

Financial Highlights for the First Quarter of 2022

•	Vehicle sales were RMB9.31 billion (US$1.47 billion) in the first quarter of 2022, representing an increase of 168.7% from RMB3.46 billion in the first quarter of 2021 and a decrease of 10.3% from RMB10.38 billion in the fourth quarter of 2021.

•	Vehicle margin[2] was 22.4% in the first quarter of 2022, compared with 16.9% in the first quarter of 2021 and 22.3% in the fourth quarter of 2021.

•	Total revenues were RMB9.56 billion (US$1.51 billion) in the first quarter of 2022, representing an increase of 167.5% from RMB3.58 billion in the first quarter of 2021 and a decrease of 10.0% from RMB10.62 billion in the fourth quarter of 2021.

•	Gross profit was RMB2.16 billion (US$341.3 million) in the first quarter of 2022, representing an increase of 250.9% from RMB616.7 million in the first quarter of 2021 and a decrease of 9.1% from RMB2.38 billion in the fourth quarter of 2021.

•	Gross margin was 22.6% in the first quarter of 2022, compared with 17.3% in the first quarter of 2021 and 22.4% in the fourth quarter of 2021.

1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB413.1 million (US$65.2 million) in the first quarter of 2022, compared with RMB407.7 million loss from operations in the first quarter of 2021 and RMB24.1 million income from operations in the fourth quarter of 2021. Non-GAAP income from operations[3] was RMB74.9 million (US$11.8 million) in the first quarter of 2022, compared with RMB224.8 million non-GAAP loss from operations3 in the first quarter of 2021 and RMB415.0 million non-GAAP income from operations in the fourth quarter of 2021.

•	Net loss was RMB10.9 million (US$1.7 million) in the first quarter of 2022, compared with RMB360.0 million net loss in the first quarter of 2021 and RMB295.5 million net income in the fourth quarter of 2021. Non-GAAP net income[3] was RMB477.1 million (US$75.3 million) in the first quarter of 2022, compared with RMB177.0 million non-GAAP net loss[3] in the first quarter of 2021 and RMB686.4 million non-GAAP net income in the fourth quarter of 2021.

•	Operating cash flow was RMB1.83 billion (US$289.3 million) in the first quarter of 2022, representing an increase of 98.0% from RMB926.3 million in the first quarter of 2021 and a decrease of 52.2% from RMB3.84 billion in the fourth quarter of 2021.

•	Free cash flow[4] was RMB502.0 million (US$79.2 million) in the first quarter of 2022, compared with RMB570.2 million in the first quarter of 2021 and RMB1.62 billion in the fourth quarter of 2021.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	March 31, 2021	December 31, 2021	March 31, 2022	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	3,463.7	10,375.7	9,308.6	168.7%	(10.3)%
Vehicle margin	16.9%	22.3%	22.4%	5.5%	0.1%

Total revenues	3,575.2	10,620.5	9,562.0	167.5%	(10.0)%
Gross profit	616.7	2,380.0	2,163.9	250.9%	(9.1)%
Gross margin	17.3%	22.4%	22.6%	5.3%	0.2%

(Loss)/Income from operations	(407.7)	24.1	(413.1)	1.3%	N/A
Non-GAAP (loss)/income from operations	(224.8)	415.0	74.9	N/A	(82.0)%

Net (loss)/income	(360.0)	295.5	(10.9)	(97.0)%	N/A
Non-GAAP net (loss)/income	(177.0)	686.4	477.1	N/A	(30.5)%

Operating cash flow	926.3	3,836.9	1,833.8	98.0%	(52.2)%
Free cash flow	570.2	1,615.4	502.0	(12.0)%	(68.9)%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Delivery Update

•	In April 2022, the Company delivered 4,167 Li ONEs. As of April 30, 2022, the Company had 225 retail stores covering 106 cities, in addition to 292 servicing centers and Li Auto-authorized body and paint shops operating in 211 cities.

Inaugural Environmental, Social and Governance Report

•	On April 19, 2022, the Company published its 2021 Environmental, Social and Governance (ESG) report (https://ir.lixiang.com/esg), highlighting the Company’s ESG initiatives and achievements.

Inclusion in the Shenzhen- and Shanghai-Hong Kong Stock Connect Programs

•	The Company’s Class A ordinary shares, which are listed and traded on the Stock Exchange of Hong Kong Limited, have been included in the Shenzhen- and Shanghai-Hong Kong Stock Connect programs, effective on March 14 and April 25, 2022, respectively.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “We sincerely appreciate our users’ consistent support, which, combined with our self-discipline for efficient operations, continued to drive robust financial performance in the first quarter of 2022 and ensured the scale and pace of our investments in research and development. While the recent pandemic resurgence and associated supply chain interruptions have been challenging for our industry, and uncertainty remains for the near future, we are confident in the resilience of our organization.”

“Despite recent pandemic-related bumps on the road, we are forging ahead with our plan to commence the deliveries of our second model, the L9, in the third quarter. The L9 is a flagship smart SUV for family users based on our new-generation EREV platform, offering best-in-class performance, safety, and intelligence. It features our fully self-developed range extension system, chassis control system, and central vehicle domain controller, which empower its flagship dynamic performance and drivability. Every L9 comes standard with our proprietary autonomous driving system, Li AD Max, capable of all-scenario Navigation on ADAS (NOA) for enhanced driving safety and convenience.”

Mr. Tie Li, chief financial officer of Li Auto, added, “Our solid performance in the first quarter of 2022 speaks to the enduring strength of our product. Driven by our strong vehicle deliveries despite the supply chain constraints facing the industry, we achieved revenues of RMB9.56 billion for the first quarter, up 167.5% year over year. Our vehicle margin in the first quarter remained healthy at 22.4%, and our cash flow from operations was positive for the eighth consecutive quarter at RMB1.83 billion. Amidst this volatile environment, we will continue to execute with discipline and further strengthen our financial flexibility and resilience, persevering through challenges while maintaining a steadfast commitment to innovation.”

Financial Results for the First Quarter of 2022

Revenues

•	Total revenues were RMB9.56 billion (US$1.51 billion) in the first quarter of 2022, representing an increase of 167.5% from RMB3.58 billion in the first quarter of 2021 and a decrease of 10.0% from RMB10.62 billion in the fourth quarter of 2021.

•	Vehicle sales were RMB9.31 billion (US$1.47 billion) in the first quarter of 2022, representing an increase of 168.7% from RMB3.46 billion in the first quarter of 2021 and a decrease of 10.3% from RMB10.38 billion in the fourth quarter of 2021. The increase in revenue from vehicle sales over the first quarter of 2021 was mainly attributable to the increase in vehicle deliveries in the first quarter of 2022. The decrease in revenue from vehicle sales over the fourth quarter of 2021 was mainly attributable to the decrease in vehicle deliveries which were affected by seasonal factors related to the Chinese New Year holiday in the first quarter of 2022.

•	Other sales and services were RMB253.4 million (US$40.0 million) in the first quarter of 2022, representing an increase of 127.2% from RMB111.5 million in the first quarter of 2021 and an increase of 3.6% from RMB244.7 million in the fourth quarter of 2021. The increase in revenue from other sales and services over the first quarter of 2021 was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB7.40 billion (US$1.17 billion) in the first quarter of 2022, representing an increase of 150.1% from RMB2.96 billion in the first quarter of 2021 and a decrease of 10.2% from RMB8.24 billion in the fourth quarter of 2021. The increase in cost of sales over the first quarter of 2021 was in line with revenue growth, mainly driven by the increase in vehicle deliveries in the first quarter of 2022. The decrease in cost of sales over the fourth quarter of 2021 was mainly due to the decrease in vehicle deliveries in the first quarter of 2022.

•	Gross profit was RMB2.16 billion (US$341.3 million) in the first quarter of 2022, representing an increase of 250.9% from RMB616.7 million in the first quarter of 2021 and a decrease of 9.1% from RMB2.38 billion in the fourth quarter of 2021.

•	Vehicle margin was 22.4% in the first quarter of 2022, compared with 16.9% in the first quarter of 2021 and 22.3% in the fourth quarter of 2021. The increase in vehicle margin over the first quarter of 2021 was primarily driven by higher average selling price attributable to the increase of vehicle deliveries of 2021 Li ONE since its release in May 2021.

•	Gross margin was 22.6% in the first quarter of 2022, compared with 17.3% in the first quarter of 2021 and 22.4% in the fourth quarter of 2021.

Operating Expenses

•	Operating expenses were RMB2.58 billion (US$406.5 million) in the first quarter of 2022, representing an increase of 151.5% from RMB1.02 billion in the first quarter of 2021 and an increase of 9.4% from RMB2.36 billion in the fourth quarter of 2021.

•	Research and development expenses were RMB1.37 billion (US$216.7 million) in the first quarter of 2022, representing an increase of 167.0% from RMB514.5 million in the first quarter of 2021 and an increase of 11.7% from RMB1.23 billion in the fourth quarter of 2021. The increase in research and development expenses over the first quarter of 2021 was primarily driven by increased employee compensation as a result of our growing number of research and development staff as well as increased costs associated with new product development. The increase in research and development expenses over the fourth quarter of 2021 was mainly driven by increased employee compensation as a result of our growing number of research and development staff.

•	Selling, general and administrative expenses were RMB1.20 billion (US$189.8 million) in the first quarter of 2022, representing an increase of 135.9% from RMB509.9 million in the first quarter of 2021 and an increase of 6.8% from RMB1.13 billion in the fourth quarter of 2021. The increase in selling, general and administrative expenses over the first quarter of 2021 was primarily driven by increased employee compensation as a result of our growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of the Company’s sales network.

Loss/Income from Operations

•	Loss from operations was RMB413.1 million (US$65.2 million) in the first quarter of 2022, compared with RMB407.7 million loss from operations in the first quarter of 2021 and RMB24.1 million income from operations in the fourth quarter of 2021. Non-GAAP income from operations was RMB74.9 million (US$11.8 million) in the first quarter of 2022, compared with RMB224.8 million non-GAAP loss from operations in the first quarter of 2021 and RMB415.0 million non-GAAP income from operations in the fourth quarter of 2021.

Net Loss/Income and Net Loss/Earnings Per Share

•	Net loss was RMB10.9 million (US$1.7 million) in the first quarter of 2022, compared with RMB360.0 million net loss in the first quarter of 2021 and RMB295.5 million net income in the fourth quarter of 2021. Non-GAAP net income was RMB477.1 million (US$75.3 million) in the first quarter of 2022, compared with RMB177.0 million non-GAAP net loss in the first quarter of 2021 and RMB686.4 million non-GAAP net income in the fourth quarter of 2021.

•	Basic and diluted net loss per ADS[6] attributable to ordinary shareholders were RMB0.01 (US$0.00) and RMB0.01 (US$0.00) in the first quarter of 2022, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders[3] were RMB0.49 (US$0.08) and RMB0.47 (US$0.07) in the first quarter of 2022, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB51.19 billion (US$8.07 billion) as of March 31, 2022.

•	Operating cash flow was RMB1.83 billion (US$289.3 million) in the first quarter of 2022, representing an increase of 98.0% from RMB926.3 million in the first quarter of 2021 and a decrease of 52.2% from RMB3.84 billion in the fourth quarter of 2021.

•	Free cash flow was RMB502.0 million (US$79.2 million) in the first quarter of 2022, compared with RMB570.2 million in the first quarter of 2021 and RMB1.62 billion in the fourth quarter of 2021.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the second quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 21,000 and 24,000 vehicles, representing an increase of 19.5% to 36.6% from the second quarter of 2021.

•	Total revenues to be between RMB6.16 billion (US$972.3 million) and RMB7.04 billion (US$1.11 billion), representing an increase of 22.3% to 39.8% from the second quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, in particular, the encouraging signs of recovery from the resurging pandemic in the Yangtze Delta region, which are all subject to change due to uncertainties related to factors such as the pace of pandemic recovery, among others.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Tuesday, May 10, 2022 (8:00 p.m. Beijing Time on May 10, 2022) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4179921

A replay of the conference call will be accessible through May 18, 2022, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-820-9703
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	4179921

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net loss/income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is to create homes on the move that bring happiness to the entire family (“创造移动的家，创造幸福的家”). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium smart electric SUV. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	3,463,673	10,375,716	9,308,609	1,468,397
Other sales and services	111,528	244,736	253,427	39,977
Total revenues	3,575,201	10,620,452	9,562,036	1,508,374
Cost of sales:
Vehicle sales	(2,878,994)	(8,057,653)	(7,219,912)	(1,138,913)
Other sales and services	(79,474)	(182,820)	(178,269)	(28,121)
Total cost of sales	(2,958,468)	(8,240,473)	(7,398,181)	(1,167,034)
Gross profit	616,733	2,379,979	2,163,855	341,340
Operating expenses:
Research and development	(514,500)	(1,229,991)	(1,373,962)	(216,737)
Selling, general and administrative	(509,924)	(1,125,885)	(1,202,967)	(189,763)
Total operating expenses	(1,024,424)	(2,355,876)	(2,576,929)	(406,500)
(Loss)/Income from operations	(407,691)	24,103	(413,074)	(65,160)
Other (expense)/income:
Interest expense	(14,582)	(9,685)	(10,138)	(1,599)
Interest income and investment income, net	178,472	179,315	162,874	25,693
Others, net	(90,211)	89,037	279,703	44,122
(Loss)/Income before income tax expense	(334,012)	282,770	19,365	3,056
Income tax (expense)/benefit	(25,955)	12,741	(30,231)	(4,769)
Net (loss)/income	(359,967)	295,511	(10,866)	(1,713)
Net (loss)/income attributable to ordinary shareholders	(359,967)	295,511	(10,866)	(1,713)

Net (loss)/income	(359,967)	295,511	(10,866)	(1,713)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	107,644	(372,067)	(85,116)	(13,427)
Total other comprehensive income/(loss)	107,644	(372,067)	(85,116)	(13,427)
Total comprehensive loss	(252,323)	(76,556)	(95,982)	(15,140)
Comprehensive loss attributable to ordinary shareholders	(252,323)	(76,556)	(95,982)	(15,140)
Weighted average number of ADSs
Basic	904,696,628	962,726,533	964,870,446	964,870,446
Diluted	904,696,628	1,027,358,848	964,870,446	964,870,446
Net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.40)	0.31	(0.01)	(0.00)
Diluted	(0.40)	0.29	(0.01)	(0.00)
Weighted average number of ordinary shares
Basic	1,809,393,256	1,925,453,066	1,929,740,892	1,929,740,892
Diluted	1,809,393,256	2,054,717,696	1,929,740,892	1,929,740,892
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.20)	0.15	(0.01)	(0.00)
Diluted	(0.20)	0.15	(0.01)	(0.00)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	32,055,546	5,056,638
Restricted cash	2,638,840	2,661,026	419,767
Time deposits and short-term investments	19,668,239	16,471,460	2,598,309
Trade receivable	120,541	140,747	22,202
Inventories	1,617,890	1,916,562	302,330
Prepayments and other current assets	480,680	1,091,652	172,204
Total current assets	52,380,414	54,336,993	8,571,450
Non-current assets:
Long-term investments	156,306	301,685	47,590
Property, plant and equipment, net	4,498,269	5,098,372	804,248
Operating lease right-of-use assets, net	2,061,492	2,903,906	458,080
Intangible assets, net	751,460	765,464	120,749
Deferred tax assets	19,896	11,811	1,863
Other non-current assets	1,981,076	2,376,114	374,820
Total non-current assets	9,468,499	11,457,352	1,807,350
Total assets	61,848,913	65,794,345	10,378,800
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	37,042	136,744	21,571
Trade and notes payable	9,376,050	11,113,443	1,753,103
Amounts due to related parties	37,455	8,159	1,287
Deferred revenue, current	305,092	321,423	50,703
Operating lease liabilities, current	473,245	501,053	79,039
Accruals and other current liabilities	1,879,368	1,870,524	295,066
Total current liabilities	12,108,252	13,951,346	2,200,769
Non-current liabilities:
Long-term borrowings	5,960,899	7,040,929	1,110,679
Deferred revenue, non-current	389,653	473,903	74,756
Operating lease liabilities, non-current	1,369,825	1,495,883	235,970
Deferred tax liabilities	153,723	142,042	22,407
Other non-current liabilities	802,259	1,233,480	194,576
Total non-current liabilities	8,676,359	10,386,237	1,638,388
Total liabilities	20,784,611	24,337,583	3,839,157
Total shareholders’ equity	41,064,302	41,456,762	6,539,643
Total liabilities and shareholders’ equity	61,848,913	65,794,345	10,378,800

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Net cash provided by operating activities	926,343	3,836,898	1,833,769	289,270
Net cash (used in)/provided by investing activities	(2,892,396)	(7,109,624)	1,564,251	246,755
Net cash provided by financing activities	—	165,030	902,991	142,443
Effect of exchange rate changes	(24,104)	(360,431)	(77,503)	(12,226)
Net change in cash, cash equivalents and restricted cash	(1,990,157)	(3,468,127)	4,223,508	666,242
Cash, cash equivalents and restricted cash at beginning of period	10,172,519	33,961,191	30,493,064	4,810,163
Cash, cash equivalents and restricted cash at end of period	8,182,362	30,493,064	34,716,572	5,476,405

Net cash provided by operating activities	926,343	3,836,898	1,833,769	289,270
Capital expenditures	(356,131)	(2,221,529)	(1,331,814)	(210,088)
Free cash flow	570,212	1,615,369	501,955	79,182

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Cost of sales	(2,958,468)	(8,240,473)	(7,398,181)	(1,167,034)
Shared-based compensation expenses	6,209	8,185	10,665	1,682
Non-GAAP cost of sales	(2,952,259)	(8,232,288)	(7,387,516)	(1,165,352)

Research and development expenses	(514,500)	(1,229,991)	(1,373,962)	(216,737)
Shared-based compensation expenses	116,609	270,065	324,532	51,194
Non-GAAP research and development expenses	(397,891)	(959,926)	(1,049,430)	(165,543)

Selling, general and administrative expenses	(509,924)	(1,125,885)	(1,202,967)	(189,763)
Shared-based compensation expenses	60,110	112,606	152,754	24,096
Non-GAAP selling, general and administrative expenses	(449,814)	(1,013,279)	(1,050,213)	(165,667)

(Loss)/Income from operations	(407,691)	24,103	(413,074)	(65,160)
Shared-based compensation expenses	182,928	390,856	487,951	76,972
Non-GAAP (loss)/income from operations	(224,763)	414,959	74,877	11,812

Net (loss)/income	(359,967)	295,511	(10,866)	(1,713)
Shared-based compensation expenses	182,928	390,856	487,951	76,972
Non-GAAP net (loss)/income	(177,039)	686,367	477,085	75,259

Net (loss)/income attributable to ordinary shareholders	(359,967)	295,511	(10,866)	(1,713)
Shared-based compensation expenses	182,928	390,856	487,951	76,972
Non-GAAP net (loss)/income attributable to ordinary shareholders	(177,039)	686,367	477,085	75,259

Weighted average number of ADSs (Non-GAAP)
Basic	904,696,628	962,726,533	964,870,446	964,870,446
Diluted	904,696,628	1,027,358,848	1,035,309,021	1,035,309,021
Non-GAAP net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.20)	0.71	0.49	0.08
Diluted	(0.20)	0.68	0.47	0.07
Weighted average number of ordinary shares (Non-GAAP)
Basic	1,809,393,256	1,925,453,066	1,929,740,892	1,929,740,892
Diluted	1,809,393,256	2,054,717,696	2,070,618,042	2,070,618,042
Non-GAAP net (loss)/earnings per share attributable to ordinary shareholders[7]
Basic	(0.10)	0.36	0.25	0.04
Diluted	(0.10)	0.34	0.23	0.04

7 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.